                                                                  EXHIBIT (A)(2)

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                             ---------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
                           (Name of Subject Company)

                AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
                       (Name of Persons Filing Statement)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   029317203
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              DOUGLAS M. PASQUALE
                            CHIEF EXECUTIVE OFFICER
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

                          (Name, address and telephone
                         number of person authorized to
                     receive notices and communications on
                    behalf of the persons filing statement)

                                WITH A COPY TO:

                              GARY J. SINGER, ESQ.
                             O'MELVENY & MYERS LLP
                            610 NEWPORT CENTER DRIVE
                                   SUITE 1700
                            NEWPORT BEACH, CA 92660
                                 (949) 823-6915

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is American Retirement Villas Properties III, L.P., a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626. The telephone number of the principal executive offices of the Partnership is (714) 751-7400. The title of the classes of equity securities to which this statement relates are the limited partnership units of the Partnership (the "Units"). As of October 16, 2001, there were 18,666 Units outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The name, address and telephone number of the Partnership, which is the person filing this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), are set forth in Item 1 above.

     (b) This Statement relates to the tender offer by C3 Capital, LLC, a California limited liability company ("C3 Capital"), disclosed in a tender offer statement on Schedule TO (the "C3 Schedule TO"), dated October 4, 2001 and filed with the Securities and Exchange Commission (the "Commission"), to purchase up to 10,000 Units at a net cash purchase price of $300 per Unit upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2001, and in the related letter of transmittal included in the Schedule TO (the "Hostile Offer"). In addition, on October 4, 2001, C3 Capital filed on Schedule 14A with the Commission a consent solicitation (the "Consent Solicitation") pursuant to which C3 Capital seeks to remove the existing General Partner, and elect C3 Capital as the general partner of the Partnership.

     According to the C3 Schedule TO, the address of the principal executive offices of C3 Capital is 359 San Miguel Drive, Suite 300, Newport Beach, CA 92660. All information contained in this Statement or incorporated herein by reference concerning C3 Capital or its affiliates, or actions or events with respect to any of them, was provided by C3 Capital, and the Partnership assumes no responsibility therefor.

     (c) This Statement also relates to the tender offer by ARVP Acquisition, L.P. ("ARVP Acquisition"), a California limited partnership wholly-owned by ARV Assisted Living, Inc., a Delaware Corporation and the General Partner of the Partnership (the "General Partner"), disclosed in a Tender Offer Statement on Schedule TO that the General Partner filed with the Commission on the date hereof. The General Partner's offer is to purchase up to 10,000 outstanding Units at a price of $360 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2001 and in the related Letter of Transmittal, dated October 18, 2001 (which, as they may be amended or supplemented from time to time, together constitute the "General Partner Offer"). The General Partner's Offer to Purchase and the Letter of Transmittal are being mailed to Unitholders concurrently with this Schedule 14d-9 and are filed as Exhibits.

     The address of the principal executive offices of the General Partner and ARVP Acquisition is 245 Fischer Avenue, Suite D-1, Costa Mesa, California 92626.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

  (a) General Partner Offer

     In response to the Hostile Offer, our General Partner has commenced the General Partner Offer.

  (b) Compensation to our General Partner

     Our Partnership has no officers or directors. We are managed by our General Partner. Our General Partner is compensated as set forth below.

     Acquisition Fees A property acquisition fee of 2% of Gross Offering Proceeds as defined in the Partnership Agreement (the "Partnership Agreement") is required to be paid for services in connection with the selection and purchase of assisted living communities ("ALCs") and related negotiations. In addition, a development, processing and renovation fee of 3.5% of Gross Offering Proceeds is required to be paid for services in connection with negotiations for or the renovation or improvement of existing communities and the development, processing or construction of ALCs developed by us. There were no property acquisition, development, and renovation fees for the years ended December 31, 2000, 1999 and 1998, or the six months ended June 30, 2001.

     Rent-Up and Staff Training Fees Our General Partner receives rent-up and staff training fees of 4.5% of the gross offering proceeds allocated to each specific acquired or developed ALCs. Such fees are paid for services in connection with the opening and initial operations of the ALCs including, without limitation, design and implementation of the advertising, direct solicitation and other campaigns to attract residents and the initial hiring and training of managers, food service specialists, activities directors and other personnel employed in the individual communities. There were no rent-up and staff training fees for the years ended December 31, 2000, 1999 and 1998 or the six months ended June 30, 2001.

     Property Management Fees A property management fee of 5% of gross revenues is required to be paid for managerial services including general supervision, hiring of onsite management personnel employed by the Partnership, renting of Units, installation and provision of food service, maintenance, and other operations. Property management fees for the years ended December 31, 2000, 1999 and 1998 and for the six months ended June 30, 2001 were $442,000, $421,000, $472,000, and $220,000, respectively.

     Partnership Management Fees A Partnership management fee of 10% of cash flow before distributions is paid for implementing the Partnership's business plan, supervising and management of its affairs including general administration, coordination of legal, audit, tax, and insurance matters. Partnership management fees for the years ended December 31, 2000, 1999 and 1998 and for the six months ended June 30, 2001 were $178,000 $151,000, $140,000 and $88,000, respectively.

     Sale of Partnership Projects Our Partnership Agreement neither specifically authorizes nor prohibits payment or compensation in the form of real estate commissions to our General Partners or its affiliates. Any such payments or compensation are subordinated to a return to the Partnership's limited partners of their capital contributions plus an 8% per annum, cumulative, but not compounded, return thereon from all sources, including prior distributions of cash flow. Any such compensation cannot exceed 3% of the gross sales price or 50% of the standard real estate brokerage commission, whichever is less. Upon the sale of the Partnership's interest in ARVP III/Bradford Square, L.P. on December 21, 2000, a $240,060 real estate selling commission was paid to the General Partner by a limited partnership in which the Partnership had 50% interest. For the years ended December 31, 1999 and 1998, and for the six months ended June 30, 2001, no real estate selling commissions were paid to the General Partner.

     Subordinated Incentive Compensation Our General Partner is entitled to receive 15% of the proceeds of a sale or refinancing, subordinated to a return of initial Capital Contributions (as defined in our Partnership Agreement), plus cumulative, but not compounded, return on capital contributions varying from 8% to 10% per annum. For the years ended December 31, 2000, 1999 and 1998, and for the six months ended June 30, 2001, no incentive compensation was paid.

     Partnership Interest The General Partner and Special Limited Partners are entitled to receive an aggregate of 1% of all items of capital, profit or loss, and liquidating distributions, subject to a capital account adjustment.

     Reimbursed Expenses & Credit Enhancement Our General Partner may receive fees for personal guarantees of loans made to the Partnership. All of the Partnership's expenses are billed directly to and paid by the Partnership. Our General Partner may be reimbursed for the actual cost of goods and materials obtained from unaffiliated entities and used for or by the Partnership. Our General Partner will be reimbursed for administrative services necessary to the Partnership's prudent operation, provided that such reimbursement is at the lower of its actual cost or the amount that we would be required to pay to independent parties for comparable administrative services in the same geographic location. The total reimbursements to our General Partner amounted to $3.1 million, $3.7 million, $2.5 million and $1.2 million for the years ended December 31, 2000, 1999 and 1998, and for the six months ended June 30, 2001, respectively.

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

     Right to Indemnification The Partnership Agreement provides that the General Partner and its affiliates will have no liability to you or the Partnership for losses suffered by the Partnership arising out of actions or inactions of the General Partner or its affiliates. This provision only applies if the General Partner has determined in good faith that the action or inaction was in the best interests of the Partnership and the General Partner and its affiliates have not been negligent or engaged in misconduct. The General Partner and its affiliates are similarly indemnified by the Partnership Agreement for losses suffered by them in connection with claims sustained by them in conjunction with the Partnership. No claims have been made or are contemplated by us under these provisions.

  CONFLICTS OF INTEREST WITH OUR GENERAL PARTNER

     Other than the compensation earned by our General Partner as set forth above, no General Partner or affiliate receives any direct or indirect compensation from the Partnership. The General Partner receives a property management fee of 5% of Gross Revenues (as defined in the Partnership Agreement). Because this fee is payable without regard to whether particular properties are generating cash flow or otherwise benefiting us, a conflict of interest could arise in that it might be to the advantage of our General Partner that a property be retained or re-financed rather than sold. On the other hand, an affiliate of our General Partner may earn a real estate commission on sale of a property, creating incentive to sell what might be a profitable property.

     Our General Partner has authority to invest the Partnership's funds in properties or entities in which it or any of its affiliates has an interest, provided we acquire a controlling interest. In any such investment, duplicate property management or other fees will not be permitted. Our General Partner or any of its affiliates may, however, purchase property in their own names and temporarily hold title to facilitate acquisitions for us, provided that such property is purchased by us at cost (including acquisition, closing and carrying costs). Our General Partner will not commingle the Partnership's funds with those of itself or any other person or entity.

     Conflicts of interest exist to the extent that properties owned or operated by the Partnership compete, or are in a position to compete, for residents, general managers or key employees with ALCs owned or operated by our General Partner and any of its affiliates in the same geographic area. The General Partner seeks to reduce any such conflicts by offering such persons their choice of residence or employment on comparable terms in any community.

     Further conflicts may exist if and to the extent that other affiliated owners of ALCs managed by the General Partner seek to refinance or sell at the same time as us. Our General Partner will seek to reduce any such conflicts by making prospective purchasers aware of all properties available for sale.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation Relating to the Hostile Offer

     Following receipt of the Hostile Offer, our General Partner reviewed and considered the Hostile Offer. THE GENERAL PARTNER BELIEVES THAT THE HOSTILE OFFER IS NOT IN THE BEST INTERESTS OF THE UNITHOLDERS, AND RECOMMENDS THAT UNITHOLDERS REJECT THE HOSTILE OFFER AND NOT TENDER THEIR UNITS PURSUANT THERETO.

  (b) Recommendation Relating to the General Partner Offer

     We believe that the General Partner Offer is fair to you. The terms of the General Partner Offer, however, were established unilaterally by the General Partner and were not negotiated with the Partnership or any representative for the Unitholders. Except as follows, we are not making any recommendation to you as to whether you should tender your Units to ARVP Acquisition because of our inherent conflict of interest and our belief that the value of the Units may be higher than the General Partner's $360 offer price. You should make this decision only after consulting with your financial and tax advisors and considering carefully all information given to you in the General Partner Offer. If you intend to tender Units to C3 Capital, however, we recommend that you tender your Units instead to ARVP Acquisition because the terms and conditions of the General Partner Offer are superior to the Hostile Offer.

  (c) Reasons for Recommendations

     If C3 Capital successfully consummates the Hostile Offer and acquires sufficient Units to constitute a majority of the outstanding Units of the Partnership, it will be in a position to control your Partnership and change the general partner of the Partnership. The Hostile Offer does not require C3 Capital to acquire all the outstanding Units, and would likely result, if successful, in your continued ownership of Units (in smaller quantities) than you now own. In making our recommendation that you not accept the Hostile Offer, we considered a number of factors, including the following:

          (i) General Partner Offer at $360 per Unit. On October 18, 2001, our General Partner commenced the General Partner Offer and offered to purchase, through ARVP Acquisition, 10,000 Units, constituting a 54% interest in the Partnership, at $360 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal. The General Partner's primary purpose in making the General Partner Offer is to enable Unitholders to realize a price for their Units that is substantially higher than that being offered by C3 Capital, and closer to the value that we believe may be realizable if the Partnership were to be liquidated, as described in the General Partner Offer under "SPECIAL
     FACTORS -- Alternatives Considered to the Offer." The price to be paid in the General Partner Offer is $60 per Unit higher than the price to be paid by C3 Capital in the Hostile Offer, representing a 20% premium over C3 Capital's price. The General Partner believes that the other terms and conditions of the General Partner Offer are equal or superior to the terms contained in the Hostile Offer.

          (ii) Acceleration of Loans. As set forth above, C3 Capital is proposing to replace the general partner of the Partnership. If C3 Capital is successful in replacing us as the general partner of the Partnership, this could constitute an event of default under the Partnership's loan documents, causing all outstanding amounts, in the aggregate principal amount of approximately $13.8 million, to become immediately due and payable. If there is an event of default, the lender could invoke its power under the loan agreements and California law to sell the properties to repay the outstanding indebtedness. Although it is not likely you would lose your equity in the Partnership's assets, the value could be reduced. Moreover, one of the loan agreements restricts prepayments until 2006, at which time there is a prepayment penalty of 5% of the outstanding loan amount. In any event, it would create an unnecessary and inappropriate financial burden on the Partnership and be detrimental to Unitholders who do not tender or cannot tender because of limits on the number of units that C3 Capital has committed to purchase. You should know that C3 Capital has not received any lender consents to avoid an event of default under the loan agreements, and there is no assurance that C3 Capital will be able to do so.

     In addition, a loan with a current balance of $8,005,395 matures on one of your Partnership's properties on January 1, 2002. On October 10, 2001, the Partnership's lender, Red Mortgage Capital Inc., has committed to extend the loan for one year to January 2003 if the General Partner remains in control of the Partnership. This extension period should allow the General Partner ample time to secure attractive long-term financing. In the Hostile Offer, C3 Capital has not disclosed the source of capital, if any, from which they expect the Partnership to refinance or pay this debt. Should C3 Capital gain control of your Partnership, your investment in the Partnership will therefore be unnecessarily put at risk.

          (iii) C3 Capital's History and Track Record. Key members of the management of C3 Capital were senior executives of our General Partner at the time that the Partnership was formed in 1989 and the Partnership's two remaining assisted living communities, Villa Las Posas and Chandler Villas (the "Partnership Properties") were acquired and developed. They remained in those roles until they terminated their employment with the General Partner in 1997 and 1998. Accordingly, since C3 Capital seeks to regain control of the Partnership and its assets, our General Partner believes that C3 Capital's history and track record, both in general and with respect to the Partnership Properties, is important to Unitholders. As noted below, the Hostile Offer contains no information with respect to C3 Capital's track record with respect to the Partnership Properties, or with respect to other properties it currently manages. The track record of the Partnership while it was under the control of C3 Capital's current management, compared to the track record of the Partnership under the control of our General Partner's current management team, is reflected in the following table, derived from the information reported to Unitholders on their annual Form K-1s for federal income tax purposes.

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

                   AMERICAN RETIREMENT VILLAS PROPERTIES III
                    DISTRIBUTIONS TO A HOLDER OF FIVE UNITS
                    ($1,000 PER UNIT INITIAL PURCHASE PRICE)

                            YEAR                               CASH DISTRIBUTIONS
                            ----                               ------------------
Under Control of C3 Capital's Senior Management
  1989......................................................         $   59
  1990......................................................            188
  1991......................................................            341
  1992......................................................            313
  1993......................................................            175
  1994......................................................            750
  1995......................................................             75
  1996......................................................            125
  1997......................................................              0
                                                                     ======
Total Distributions under Prior Management..................         $2,026

Under Control of Current Management
  1998......................................................            250
  1999......................................................          2,603
  2000......................................................            106
  2001......................................................          1,222
                                                                     ======
Total Distributions under Current Management................         $4,181

          The low returns during the period from 1989 through 1997 were attributable in part to the fact that the Partnership had acquired and held a large parcel of undeveloped land (which later became Villa Las Posas) that was not income producing until 1998.

          During the nine years in which C3 Capital's senior management was in control of the Partnership, the aggregate distributions on a $5,000 initial investment (i.e., to a holder of five Units) was approximately $2,026, representing an average annual cash return of approximately 4.5% per year. During that same time, the holder of five Units would have received tax deductions aggregating approximately $1,721, resulting in the distributions being substantially tax sheltered.

          During the approximately four years in which current management of the General Partner has been in control of the Partnership, the aggregate distributions on a $5,000 initial investment (i.e., to a holder of five Units) Units have been $4,181, representing an average annual cash return of approximately 22.3% per year. These distributions were not tax sheltered.

          (iv) Possible Values of the Units. The General Partner has established its own estimated liquidation value of the Partnership Properties and obtained an independent appraisal on those properties to determine a fair offer price. See "SPECIAL FACTORS -- Determination of the Offer Price" in the General Partner Offer. As described in the General Partner Offer, we believe that the Units have a value substantially higher than both the $300 being offered by C3 Capital and the $360 being offered in the General Partner Offer.

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

          (v) Misleading Statements in or Omissions from the Offering Materials Associated with the Hostile Offer. The General Partner believes that the offering materials pursuant to which C3 Capital has made the Hostile Offer contain numerous material misstatements or omissions that our General Partner believes are material to a decision on the part of a Unitholder deciding whether to tender Units to C3 Capital. These include the following:

             Restrictions on Transfer of Units. C3 Capital failed to disclose in the Hostile Offer that the Units are subject to transfer restrictions pursuant to California Blue Sky laws. It may be unlawful for you to sell the Units without the prior written consent of the California Commissioner of Corporations, unless an exemption applies. To the General Partner's knowledge, C3 Capital has not obtained a permit that would allow you to transfer your Units to C3 Capital without violating California state securities laws.

             Unequal Treatment of Unitholders. All Unitholders are not treated equally in the Hostile Offer. In the Hostile Offer, it appears that, unless you agree to tender all of your Units, you will be required to retain at least five Units, or if your Units are held in a qualified benefit plan, you must retain two Units. This provision treats Unitholders who hold large numbers of Units more favorably than small holders and, we believe, is not in compliance with applicable law. Furthermore, the Hostile Offer misstates that the Partnership Agreement requires Unitholders that desire to tender less than all of their Units to retain a minimum of five units, or two if held in a qualified benefit plan. In fact, the Partnership Agreement requires only that the minimum number of Units allowed to be purchased or transferred is five, or two if to a qualified benefit plan, and does not address how many Units must be retained.

  (c) Intent to Tender

     After reasonable inquiry, to the best of the General Partner's knowledge, the General Partner is the only officer or affiliate of the Partnership who owns Units. The General Partner owns 58.4 Units and has decided not to tender its Units pursuant to the Hostile Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Neither the Partnership nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to Unitholders on behalf of the Partnership with respect to the Hostile Offer or the General Partner Offer.

     The General Partner has retained Georgeson Shareholder Communications Inc. ("Georgeson") in connection with the General Partner Offer. See "THE TENDER OFFER -- Certain Fees and Expenses" of the General Partner Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Neither our General Partner nor, to the best knowledge of our General Partner, any of its executive officers, directors, affiliates or subsidiaries has effected any transactions in the Units during the past sixty (60) days.

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

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     In response to the Hostile Offer, the General Partner has made the General Partner Offer. The General Partner has not negotiated this offer with the Partnership.

     The Partnership is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for or other acquisition of the Partnership's Units by the Partnership, any subsidiary of the Partnership, or any other person, (b) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Partnership or any of its subsidiaries, (c) a purchase, sale, or transfer of a material amount of assets of the Partnership or any of its subsidiaries, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     Except as described above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Hostile Offer or the General Partner Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

     Reference is hereby made to the Offer to Purchase and the Letter of Transmittal of the General Partner Offer filed as Exhibits (a)(3) and (a)(4) and are incorporated herein by this reference in their entirety.

     This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 9.  EXHIBITS

     The following exhibits are filed herewith:

 EXHIBIT
 NUMBER                                 DESCRIPTION
 -------                                -----------
(a)(1)(A)  --   General Partner Offer to Purchase, dated October 18, 2001.
(a)(1)(B)  --   General Partner Letter of Transmittal, dated October 18,
                2001.
(a)(1)(C)  --   Notice of Withdrawal.
(a)(2)     --   Not applicable.
(a)(3)     --   Not applicable.
(a)(4)     --   Not applicable.
(a)(5)(A)  --   Press release dated October 5, 2001.
(a)(5)(B)  --   Press release dated October 8, 2001.
(a)(5)(C)  --   Letter to Unitholders dated October 18, 2001.
(a)(5)(D)  --   Press release concerning General Partner Offer, dated
                October 18, 2001.
(a)(5)(E)  --   Information Letter to Unitholders.
(a)(5)(G)  --   Urgent Letter to Unitholders.
(e)        --   Not applicable.
(g)        --   Not applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         AMERICAN RETIREMENT VILLAS PROPERTIES
                                         III, L.P.

                                         By: ARV Assisted Living, Inc., its
                                         General Partner

                                         /s/ DOUGLAS M. PASQUALE
                                         ---------------------------------------
                                         Name: Douglas M. Pasquale
                                         Title: Chairman and Chief Executive
                                         Officer

Dated: October 18, 2001

                                        8